Mizuho Financial Group, Inc.

Otemachi Tower, 1-5-5,

Otemachi, Chiyoda-ku,

Tokyo 100–8176, Japan

July 25, 2014

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Mizuho Financial Group, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2014, which was filed with the U.S. Securities and Exchange Commission on July 25, 2014.

Sincerely,

Mizuho Financial Group, Inc.

By:	/s/ Yasunori Tsujita
Name:	Yasunori Tsujita
Title:	Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group (Group CCO) Deputy President (Representative Director)